FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 7, 2010

BAYTEX ENERGY TRUST TO PRESENT AT 2010 CAPP OIL AND GAS
INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (June 7, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the 2010 Canadian Association of Petroleum Producers Oil and Gas Investment Symposium on Monday, June 14, 2010 at 9:55 a.m. MDT in Calgary, Alberta. Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for 90 days following the presentation:

http://gowebcasting.com/c1536

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237
Cheryl Arsenault, Investor Relations Representative	Telephone: (587) 952-3238

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca